UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CF BANKSHARES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12520L109

(CUSIP Number)

Castle Creek Capital Partners VII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,197 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,197 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,197 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1		NAME OF REPORTING PERSONS Castle Creek Capital VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC/AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,197 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,197 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,197 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on December 24, 2019 (the “Original Schedule 13D”, and as amended by Amendment No. 1 filed on March 31, 2020, Amendment No. 2 filed on June 1, 2020, Amendment No. 3 filed on November 26, 2024 and Amendment No. 4 filed on December 3, 2024, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Voting Common Stock”), of CF Bankshares Inc. (formerly known as Central Federal Corporation) (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 5 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between December 2, 2024 and December 10, 2024 (inclusive), Castle Creek Capital Partners VII, LP (“Fund VII”) sold an aggregate of 54,102 shares of Voting Common Stock for proceeds of $1,542,804.05, which represents an amount net of commissions and fees, in various open-market transactions. Additionally, on December 6, 2024, Fund VII exchanged all 160 shares of the Company’s non-voting convertible, perpetual Series D preferred stock, par value $0.01 per share (the “Exchanged Shares”), into 16,000 shares of Voting Common Stock (the “New Shares”, and such exchange, the “Exchange”). Following the Exchange, Fund VII owns 325,649 shares of Voting Common Stock, which includes 309,649 shares of Voting Common Stock owned by Fund VII prior to the Exchange.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund VII entered into the Exchange in the ordinary course of business because of its belief that the New Shares represented an attractive investment in accordance with its investment strategy.

Subject to the limitations imposed by the Exchange Agreement and the applicable federal and state securities laws, the Reporting Persons may dispose of the New Shares (as well as the existing shares of Voting Common Stock owned by the Reporting Persons) from time to time, subject to market conditions and other investment considerations, and may cause the New Shares to be distributed in kind to investors.

Other than as described in this Item 4 (including as previously described in the Schedule 13D), each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VII, LP	529,197	9.9%	0	529,197	0	529,197
Castle Creek Capital VII LLC (3)	529,197	9.9%	0	529,197	0	529,197

(1)	Includes (i) the 325,649 shares of Voting Common Stock held by Fund VII and (ii) the maximum number of shares (i.e., 203,548 shares) of Voting Common Stock issuable to Fund VII and its affiliates upon conversion of the Non-Voting Common Stock held by Fund VII taking into consideration the Ownership Cap. Excludes 980,452 shares of Non-Voting Common Stock. Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such Non-Voting Common Stock (due in part to the Ownership Cap), those underlying shares are not included in the amount reported herein.

(2)	This calculation is based on 5,345,433 shares of Voting Common Stock of the Company outstanding, which was calculated based on (i) 5,125,885 shares of Voting Common Stock outstanding as of November 8, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2024, and (ii) increased by (A) the 16,000 New Shares issued in the Exchange and (B) an additional 203,548 shares of Voting Common Stock that would be issued to Fund VII upon conversion of the maximum number of shares of Non-Voting Common Stock permitted in light of the Ownership Cap.

(3)	CCC VII disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund VII, except to the extent of its pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as previously disclosed in the Schedule 13D, Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Voting Common Stock during the last 60 days:

(i) 9,687 shares of Voting Common Stock sold on December 2, 2024 at a weighted average price of $28.42 per share (in multiple open market, broker-assisted transactions ranging from $28.22 to $28.65, inclusive); (ii) 7,531 shares of Voting Common Stock sold on December 3, 2024 at a weighted average price of $28.46 per share (in multiple open market, broker-assisted transactions ranging from $28.25 to $28.80, inclusive); (iii) 10,645 shares of Voting Common Stock sold on December 4, 2024 at a weighted average price of $28.33 per share (in multiple open market, broker-assisted transactions ranging from $28.15 to $28.63, inclusive); (iv) 10,000 shares of Voting Common Stock sold on December 5, 2024 at a weighted average price of $28.33 share (in multiple open market, broker-assisted transactions ranging from $28.10 to $28.43, inclusive); (v) 8,861 shares of Voting Common Stock sold on December 6, 2024 at a weighted average price of $29.28 per share (in multiple open market, broker-assisted transactions ranging from $29.00 to $29.53, inclusive); (vi) 2,769 shares of Voting Common Stock sold on December 9, 2024 at a weighted average price of $28.77 per share (in multiple open market, broker-assisted transactions ranging from $28.49 to $29.27, inclusive) and (vii) 4,609 shares of Voting Common Stock sold on December 10, 2024 at a weighted average price of $28.37 per share (in multiple open market, broker-assisted transactions ranging from $28.00 to $29.12, inclusive).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal